                                                                    Exhibit 99.1

TCSI Media Contact:
Richard Berman
(510) 749 8580
rberman@tcsi.com

     ROCKET SOFTWARE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE TCSI CORPORATION

NATICK, MA AND ALAMEDA, CA - NOVEMBER 12, 2002 : Rocket Software, an independent software development corporation, and TCSI Corporation (Nasdaq: TCSI), a provider of service assurance and network management solutions for the global telecom industry, today jointly announced they have signed a definitive agreement pursuant to which Rocket Software will acquire all outstanding shares of TCSI common stock in an all-cash tender offer for an aggregate purchase price of approximately $10.7 million or $0.52 per share. The offer price represents a 62% increase over TCSI's closing stock price of $0.32 yesterday.

"We believe the acquisition of TCSI serves the best interests of our collective employees, business partners, customers and our respective shareholders," said Andrew Youniss, CEO of Rocket Software. "This transaction enables Rocket to immediately expand our technology portfolio with the unparalleled quality and technical sophistication that TCSI brings to the communications market. Rocket's strong commitment to enhancing customer value through innovative products and leading service and support is complemented by TCSI's experience in developing solid relationships with major telecom service providers and equipment manufacturers."

"While TCSI is recognized for its outstanding technical leadership, engineering talent and customer support, we are finding it increasingly difficult to independently sustain our operations in today's challenging telecom environment and have been looking for the best way to leverage our strengths for some time," said Ken Elmer, President and CEO of TCSI. "Rocket Software has more than a decade of experience successfully developing and supporting enterprise class software, and it has the management team, financial strength, and customer relationships to fully leverage our technology. TCSI will enable Rocket to expand its capabilities and strengthen its ability to provide customers with solutions that address the critical challenges facing the telecom industry today, as well as open up a pipeline of new opportunities over the long term. We are very excited to join forces with a growing company that shares our commitment to quality."

ABOUT THE TRANSACTION
Under the terms of the agreement, Rocket Software will commence an all-cash tender offer to acquire all of the outstanding shares of TCSI at a price of $0.52 per share, followed by a merger in which the holders of the remaining outstanding shares of TCSI common stock will receive the same cash price per share. The transaction is subject to typical conditions and is not conditioned upon financing. Rocket Software has sufficient cash on hand to fund its offer for all of the outstanding shares of TCSI. The acquisition has been approved by the boards of directors of Rocket Software and TCSI and is subject to customary closing conditions. Gerard, Klauer, Mattison and Duff & Phelps LLP acted as TCSI's financial advisors with respect to this transaction.

ABOUT TCSI CORPORATION
TCSI (Nasdaq: TCSI) is a leading provider of software products and services for the global telecommunications industry. TCSI's solutions enable telecom service providers, equipment manufacturers, enterprise network users and systems integrators to rapidly deploy and manage network infrastructure and services. The Catalant(R) product line offers carrier-class service and network management capabilities, targeting next-generation voice, data, and wireless networks. TCSI is located in Alameda, California, with offices in Europe and the Pacific Rim. For more information, visit www.tcsi.com.

ABOUT ROCKET SOFTWARE
Rocket Software, Inc. is an independent software development corporation providing a broad spectrum of integrated, value added software development, and support services to leading original equipment manufacturers (OEMs) and directly to corporate customers worldwide. Rocket Software's technology portfolio complements and extends strategic OEM offerings in the areas of data management, business intelligence, IT security, network and application management, storage management, and mobile and PC support.

Founded in 1990, Rocket Software now employs over 150 people at its Natick, Massachusetts headquarters and branch offices worldwide, and maintains active release cycles for more than 60 products it has developed or acquired, and which are distributed in 20 languages. Rocket's current OEM relationships include IBM, RSA Security, Microsoft, EMC, and Bull Technologies. Rocket's OEM products are found in FORTUNE 500 enterprises around the world and in every market segment. Contact Rocket Software at www.rocketsoftware.com.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. These forward-looking statements included in this press release include, but are not limited to the statements of Messrs. Youniss and Elmer, the statements regarding the consummation of the transaction and the statements regarding the strengths of the combined businesses following the close of the transaction. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, including the tender by TCSI's stockholders of the required number of shares, and, following the consummation of the transaction, the successful integration of the two businesses, customer demand for the products of the two businesses, continued success in developing relations with tier-one telecom providers, and the growth of the telecommunications industry in general. Also, these forward looking statements involve risks and uncertainties about the TCSI's business that are detailed from time to time in the Company's SEC reports, including the reports on Form 10-K for the year ended December 31, 2001, and the most recent Form 10-Q and Proxy Statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This announcement is neither an offer to purchase nor a solicitation of an offer to sell TSCI shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, Rocket Software will file these tender offer materials with the Securities and Exchange Commission, and TSCI will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of TSCI. All of these materials will also be available free of charge at the SEC's website at www.sec.gov.